HAEMACURE CORPORATION

                                                           For immediate release

                                  PRESS RELEASE


                      HAEMACURE ANNOUNCES 12TH CONSECUTIVE
                           QUARTERLY INCREASE IN SALES


Montreal, Quebec (Canada) August 30, 2001 - Haemacure Corporation today announced its financial results for the third quarter ended July 31, 2001. Since the launch of Hemaseel APR in the United States in July 1998, and the introduction of Gelfoam(R) during the second quarter of fiscal 2001, total sales have grown for 12 consecutive quarters.


Total sales revenues for the third quarter were $4.9 million, an increase of 46% over the same quarter last year. Sales of Hemaseel APR and its related devices increased to $4.64 million, compared to $3.36 million for the same quarter last year, an increase of 38%. For the third consecutive year, we observed that there is a slow down in surgical activities during the summer months of June and July, resulting in sales remaining flat between the second and third quarter.


For the first nine months of fiscal 2001, sales were $13.6 million, eclipsing sales of $12.9 million for all fiscal 2000, compared to $9.09 million for the same period last year, an increase of 50%. The Company also generated $260,000 from its sales of the hemostatic agent Gelfoam(R), a product for which Pharmacia Corporation appointed the Company as its exclusive representative in the United States in February 2001. Gross margin for the quarter on sales of Hemaseel APR and devices was 57% compared to 46% for the same quarter last year. This increase is due to an increase in device sales and the impact of lower Hemaseel APR product costs for part of the quarter.


Operating expenses for the quarter were $3.87 million compared to $3.88 million for the same quarter last year. Operating expenses for the first nine months of 2001 were $12.07 million compared to $10.7 million same period last year, an increase of 13%. The Company's year-to-date sales revenues increased by 50% while the Company's year-to-date operating expenses increased only by 13%.


The consolidated net loss for the third quarter amounted to ($1.72 million), or ($0.07) per share, down from a loss of ($3 million) for the same quarter last year, or ($0.16) per share. The loss is also down from the ($2.36 million) loss for the second quarter of 2001, or ($0.10) per share, and also down from the ($2.74 million) loss for the first quarter 2001, or ($0.11) per share.


For the first nine months of fiscal 2001, the cumulative net loss was ($6.81) million, or ($.28) per share, compared to ($7.91) million, or ($0.47) per share, for the same period last year.

In June 2001, Haemacure completed an equity offering of $5 million, with net proceeds to Haemacure of $4.5 million. The funds will be used to finance important projects, including the completion of the regulatory approval process for the BPL manufacturing facility in the United Kingdom, as well as the completion of the clinical studies requirement for Hemaseel APR. The proceeds will also be used to make license payments to Immuno International AG in accordance with the Company's license agreement with Immuno, the remaining funds will be used as working capital. The license payment to Immuno of $3.8 million payable during the third quarter has been postponed pending the conclusion of financial negotiations with Immuno.


Trade accounts receivable remained flat from the second quarter of fiscal 2001 at $2.7 million, as Hemaseel APR revenues were flat and the GelFoam receivable is classified as other accounts receivable. Inventories were down to $3.0 million at the end of the third quarter, compared to $3.20 million at the end of the second quarter, as shipments were pushed out in anticipation of a flat sales quarter. Accounts payable increased slightly during the quarter as validation supplies continue to be stocked for the fourth quarter validation of equipment at Elstree, UK, our manufacturing site for Hemaseel APR. During the quarter, the Company accessed its commercial line of credit utilizing $1.25 million of an available limit of approximately $1.7 million.


Total cash, cash equivalents and short term investments increased to $4.4 million, from $1.7 million at the end of the second quarter, due to the equity offering completed in June. As a result of the equity placement and the line of credit, the Company has adequate liquidity to sustain it through its projected cash flow break even period in FY2002. There can be no assurances that projections will be met and the Company may seek other sources of liquidity.


Manufacturing Facility - BioProduct Laboratories (BPL)


Under its license agreement with Immuno, the Company must establish its own manufacturing facility for Hemaseel APR. Accordingly, the Company undertook the set-up of such facility at BioProduct Laboratories (BPL) in Elstree, U.K. The project, started in March 2000, is now nearing completion as construction progresses on-time and on-budget. However, we were recently informed by Immuno, who must provide the technology transfer under the license agreement, that a three to six months delay is projected, beginning in September 2001, due to the need to modify the product filling line as a result of inaccuracies in the filing line specifications provided by Immuno.


In July 2001, Haemacure received from the U.S. Federal Trade Commission the second of up to four annual extensions of the delay within which Haemacure must obtain FDA approval of Hemaseel APR as manufactured by BPL. The extension was granted as Haemacure progressed satisfactorily with the completion of the manufacturing facility and FDA registration of the product.

The Company's total investment in the manufacturing facility is expected to be approximately $15 million. Management anticipates, given the filing line modification delay, that the facility will be technically operational, not FDA approved, and ready to manufacture validation production lots by April 2002 in lieu of October 2001, as previously reported. As a result, management anticipates that the financial, clinical and regulatory project milestones will now be completed by the second quarter of fiscal 2003 in lieu of the fourth quarter of fiscal 2002.


Management is pleased with its progress and, as previously reported in February 2001, the Company anticipates to reach positive EBITDA in the fourth quarter of fiscal 2001. Furthermore, evaluation of other products and technologies is currently on-going.


Haemacure Corporation is a Canada-based company specialized in the development and commercialization of innovative biological adhesives, biomaterials and surgical devices for the acute surgical wound care market. It also operates sales and marketing, clinical and regulatory offices in Sarasota, Florida through a wholly-owned subsidiary. The company is traded under stock symbol TSE:HAE on the Toronto Stock Exchange and is a reporting company with the U.S. Securities Exchange Commission.


All dollar amounts set forth in this press release are in Canadian dollars, except where otherwise stated.


Statements contained in this press release that are not historical facts are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities and Litigation Reform Act of 1995 (United States). In addition, words such as "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties or other factors that may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to, acceptance of the Company's products by medical professionals, the ability of the Company to continue to develop products, the completion of the BPL manufacturing facility, the effect of competition, and any other risks described from time to time in the Company's filings with the U.S. Securities and Exchange Commission. Forward-looking statements in this release represent the Company's judgment as of the date of this release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

                                     - 30 -


Source:                             HAEMACURE CORPORATION

Toronto Stock Exchange:             TSE:HAE

Contacts: Mr. Marc Paquin         Mr. James Roberts         Mr. Clement Gagnon
          President and CEO       VP Finance & Admin., CFO  President
          Haemacure Corporation   Haemacure Corporation     CGE Communication
          Tel.: (941) 364-3700    Tel.: (941) 364-3700       Group
                                                            Tel.: (514) 987-1455

Haemacure Corporation
Incorporated under the Canada Business Corporations Act

                           CONSOLIDATED BALANCE SHEETS

                                                      As at          As at
                                                    July 31,      October 31,
                                                      2001           2000
                                                        $              $
------------------------------------------------------------------------------
                                                    (Unaudited)    (Audited)

ASSETS
Current assets
Cash and cash equivalents                             4,286,366     7,072,703
Temporary investments                                   122,680     2,168,436
Accounts receivable                                   3,220,361     2,867,787
Inventories                                           3,189,338     3,107,368
Prepaid expenses                                        396,169       298,431
------------------------------------------------------------------------------
                                                     11,214,914    15,514,725
Capital assets                                       15,048,938     7,485,393
Other assets                                          7,375,996     8,523,192
Deferred foreign exchange loss                          343,596       326,821
------------------------------------------------------------------------------
                                                     33,983,444    31,850,131
==============================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Bank indebtedness (note 2)                            1,252,284             -
Accounts payable and accrued liabilities              6,399,233     3,956,454
Current portion of long-term debt                         1,735        18,276
Current portion of other liabilities (note 3)         3,833,750     3,627,532
------------------------------------------------------------------------------
                                                     11,487,002     7,602,262
Long-term debt                                          993,097       950,913
Other liabilities (note 3)                            8,118,576     7,656,391
------------------------------------------------------------------------------
                                                     20,598,675    16,209,566
------------------------------------------------------------------------------

Shareholders' equity
Share capital (note 5)                               87,563,828    82,563,828
Additional paid-in capital (note 6)                   1,120,000       830,000
Deficit                                             (75,299,059)  (67,753,263)
------------------------------------------------------------------------------
                                                     13,384,769    15,640,565
------------------------------------------------------------------------------
                                                     33,983,444    31,850,131
==============================================================================

See accompanying notes to interim consolidated financial statements

Haemacure Corporation

                                  CONSOLIDATED STATEMENTS OF OPERATIONS

                                                       Three months ended July 31,              Nine months ended July 31,
(Unaudited)                                           2001                    2000            2001                        2000
                                                       $                       $                $                           $
----------------------------------------------------------------------------------------------------------------------------------
Revenues
Sales                                               4,901,084               3,356,168       13,661,376                  9,086,199
Investment income                                      21,955                  85,680           50,878                    299,855
----------------------------------------------------------------------------------------------------------------------------------
                                                    4,923,039               3,441,848       13,712,254                  9,386,054
----------------------------------------------------------------------------------------------------------------------------------

Expenses
Cost of sales, selling and marketing expenses       4,196,478               4,226,116       12,847,137                 10,762,260
General and administrative                          1,397,554               1,176,037        4,139,778                  3,556,661
Research and development                              360,521                 352,166        1,377,831                    958,872
Amortization of capital and other assets              450,285                 452,802        1,345,191                  1,353,237
Interest on other liabilities                         119,987                 189,612          599,349                    560,415
Foreign exchange (gain) loss                                -                 (16,502)               -                      9,823
Interest on long-term debt                             15,275                  14,971           44,198                     40,995
Other financial expenses                               86,851                  31,188          132,257                     31,254
----------------------------------------------------------------------------------------------------------------------------------
                                                    6,626,951               6,426,390       20,485,741                 17,273,517
----------------------------------------------------------------------------------------------------------------------------------
Loss before income taxes                           (1,703,912)             (2,984,542)      (6,773,487)                (7,887,463)
Provision for income taxes                             17,499                   8,646           41,488                     26,281
----------------------------------------------------------------------------------------------------------------------------------
Net loss                                           (1,721,411)             (2,993,188)      (6,814,975)                (7,913,744)
==================================================================================================================================
Basic and diluted loss per common share                 (0.07)                  (0.16)           (0.28)                     (0.47)
==================================================================================================================================


See accompanying notes to interim consolidated financial statements


                                      CONSOLIDATED STATEMENTS OF DEFICIT
Nine months ended July 31,
(Unaudited)                                                                      2001                    2000
                                                                                  $                       $
------------------------------------------------------------------------------------------------------------------
Deficit at beginning of period                                                 67,753,263              52,471,562
Net loss for the period                                                         6,814,975               7,913,744
Share issue expenses                                                              730,821               1,768,364
------------------------------------------------------------------------------------------------------------------
Deficit at end of period                                                       75,299,059              62,153,670
==================================================================================================================


See accompanying notes to interim consolidated financial statements

Haemacure Corporation

                       CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                        Three months ended July 31,  Nine months ended July 31,
(Unaudited)                                                 2001         2000           2001          2000
                                                             $             $              $             $
----------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss                                                  (1,721,411)  (2,993,188)    (6,814,975)    (7,913,744)
Items not affecting cash
       Amortization of capital assets                         67,886       70,404        197,995        206,042
       Amortization of other assets                          382,399      382,398      1,147,196      1,147,195
       Accrued interest on long-term debt                     15,088       13,887         43,502         37,087
       Accrued interest on other liabilities                 119,987      189,612        599,349        560,415
       Loss on disposal of capital assets                          -       47,761              -         47,761
       Foreign exchange (gain) loss                            6,666      (12,914)        (9,325)        (4,961)
       Unrealized foreign exchange loss                       17,177        6,578         52,279          3,101
----------------------------------------------------------------------------------------------------------------
                                                          (1,112,208)  (2,295,462)    (4,783,979)    (5,917,104)
Net change in non-cash working capital
  balances related to operations                             491,593      228,987       (684,675)    (1,479,289)
----------------------------------------------------------------------------------------------------------------
Cash flows from operating activities                        (620,615)  (2,066,475)    (5,468,654)    (7,396,393)
----------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Increase in bank indebtedness                                 89,809            -      1,252,284              -
Share issue costs                                           (440,821)  (1,768,364)      (440,821)    (1,768,364)
Issuance of common shares                                  5,000,000   13,000,179      5,000,000     13,025,179
Repayment of long-term debt                                     (407)     (12,868)       (17,858)       (38,575)
----------------------------------------------------------------------------------------------------------------
Cash flows from financing activities                       4,648,581   11,218,947      5,793,605     11,218,240
----------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Disposition of temporary investments                         783,130    2,707,499      2,045,756      9,675,042
Acquisition of capital assets                             (2,402,196)  (2,740,091)    (7,761,540)    (3,896,325)
Net change in non-cash working capital
  balances related to investing activities                 1,083,263      560,550      2,595,171        560,550
----------------------------------------------------------------------------------------------------------------
Cash flows from investing activities                        (535,803)     527,958     (3,120,613)     6,339,267
----------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash and cash
  equivalents                                                 (6,666)      12,914          9,325          4,961
----------------------------------------------------------------------------------------------------------------

Net change in cash and cash equivalents                    3,485,497    9,693,344     (2,786,337)    10,166,075
Cash and cash equivalents at beginning of period             800,869    1,893,892      7,072,703      1,421,161
----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                 4,286,366   11,587,236      4,286,366     11,587,236
----------------------------------------------------------------------------------------------------------------


Supplemental information
Interest paid                                                 39,303        1,080         62,213          3,904
Income taxes paid                                             17,499        8,646         41,532         42,846
----------------------------------------------------------------------------------------------------------------


See accompanying notes to interim consolidated financial statements

Haemacure Corporation

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2001
(Unaudited)

1.   Basis of Presentation

     In 2001, the Corporation applied the new recommendations of the Canadian Institute of Chartered Accountants with respect to the preparation of interim financial statements. These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and use the same accounting policies and methods used in the preparation of the Corporation's most recent annual consolidated financial statements, except as indicated in note 4 below. All disclosures required for annual consolidated financial statements have not been included in these financial statements. Therefore, these interim consolidated financial statements should be read in conjunction with the Corporation's most recent annual consolidated financial statements.

     The Corporation's activities since incorporation have been to perform research and development, establish offices and its sales network, build research facilities, sell its products, and raise capital. The Corporation has not realized a profit since its inception and there can be no assurance that it will either achieve or maintain profitability in the future. The Corporation may require additional financing to fund its expected growth and ongoing operations. Such funding may come from internally-generated cash flow, from additional equity financing, whether by way of private placement or public offering, through a strategic alliance or from other sources. No assurance can be given that such funding will be available.

     The balance sheet as at October 31, 2000 has been derived from the audited financial statements as at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

     For further information, refer to the consolidated financial statements and footnotes thereto for the year ended October 31, 2000.

2.   Bank indebtedness

     The Corporation has a US operating line of credit equivalent to approximately $ 6 million (US $ 4 million), based on eligible accounts receivable which bears interest at US prime rate plus 2% (effective rate as at July 31, 2001: 8.75%). This line of credit is collateralized by accounts receivable and inventories. As at July 31, 2001, the Corporation has drawn an amount of $1.25 million against the line of credit.

3.   Other liabilities

     The Corporation, under its licensing agreement for Hemaseel APR, was due to make a $ 3,833,750 (US $ 2,500,000) milestone payment to its licensor on June 2, 2001. That payment was not made pending finalization of negociations over other financial issues with the licensor.

4.   Loss per Share Data

     In 2001, the Corporation retroactively adopted the recently revised recommendations of the Canadian Institute of Chartered Accountants regarding earnings per share. The principles for calculating basic earnings per share are consistent with previous recommendations; however, diluted earnings per share are now calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding is calculated assuming that the proceeds from the exercice of options are used to repurchase common shares at the average price for the period. No adjustment is made to net income for imputed interest in calculating dilutive earnings per share as under the old method. There was no impact on the diluted loss per share for the periods presented.

                                             Three months ended July 31,        Nine months ended July 31,
                                                2001             2000            2001              2000
                                                  $                $               $                 $

Net loss for the period                      (1,721,411)      (2,993,188)      (6,814,975)      (7,913,744)

Weighted average number of outstanding
  common shares                              25,772,805       18,779,557       24,751,876       16,940,348

Basic and diluted loss per common share           (0.07)           (0.16)           (0.28)           (0.47)

Haemacure Corporation

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2001
(Unaudited)

5.   Share capital

     On June 27, 2001, the Corporation issued 4,166,667 common shares for gross proceeds of $5,000,000 before issue costs of $730,821 of which $440,821 was paid in cash. As at July 31, 2001, the number of common shares outstanding is 28,399,617.

6.   Stock Option Plan

     A summary of the situation as at July 31, 2001 of the Corporation's fixed-price stock option plan and the changes made during the nine-month period then ended is shown below:

                                                                                       Weighted
                                                                                       average
                                                                                       exercice
                                                                       Options          price
                                                                    ---------------------------------
     Outstanding options, as at October 31, 2000                      1,111,800          4.47
     Granted                                                            536,800          1.95
     Cancelled                                                         (166,044)         3.76
     ------------------------------------------------------------------------------------------------
     Outstanding options, as at July 31, 2001                         1,482,556          3.63
     ------------------------------------------------------------------------------------------------
     Exercisable options, as at July 31, 2001                         1,061,556
     ================================================================================================

     In addition, with respect to the issuance of shares during the three-month period ended July 31, 2001, the Corporation has granted the underwriters, an option to purchase 541,667 shares exercisable at $1.30 per share on or before June 26, 2003. The Corporation has calculated the fair value of these options and has recognized $290,000 as share issue costs charged to deficit and recorded as additional paid-in capital.

7.   Segment disclosures

     The Corporation considers it is operating in only one segment, which is the sector related to the market of acute surgical wound care. The Corporation allocates sales to individual countries according to the location of the customers.

     Geographic information

                                                     Sales                             Capital assets
                                       For the nine months ended July 31,    As at July 31,        As at October 31,
                                              2001              2000              2001                    2000
                                               $                  $                 $                       $
     -----------------------------------------------------------------------------------------------------------------
     Canada                                            -                  -            709,638              829,427
     United States                            13,661,376          9,086,199            297,512              298,077
     England                                           -                  -         14,041,788            6,357,889
     -----------------------------------------------------------------------------------------------------------------
                                              13,661,376          9,086,199         15,048,938            7,485,393
     =================================================================================================================
